EXHIBIT 1
Consent of Independent Registered Public Accounting Firm

To the Plan Administrator and Benefits Committee of
the State Auto Financial Corporation

We consent to the incorporation by reference in the Registration Statement No. 333-170564 on Form S-8 of the State Auto Financial Corporation of our report dated March 24, 2020, with respect to the statements of net assets available for benefits of the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years ended December 31, 2019, 2018 and 2017, which report appears in the annual report on Form 11-K of the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan for the year ended December 31, 2019.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio
March 24, 2020